Exhibit 4.29

COOPERATION AGREEMENT No. 22

WHEN COMBINING THE CAPACITIES OF THE HARDWARE AND SOFTWARE
COMPLEX FOR DIGITAL MINING OF DIGITAL MINERS AND DISTRIBUTING
DIGITAL ASSETS OBTAINED AS A RESULT OF THE MINERS’ ACTIVITIES

from “25” August 2023

BETWEEN

Private Company LGHSTRS Ltd.

(Side 1)

and

Limited Liability Partnership “Pool4Miners”

(Side 2)

This Agreement on cooperation in combining the capacities of the hardware and software complex for digital mining of digital miners and the distribution of digital assets obtained as a result of the activities of miners (hereinafter referred to as the “Agreement”) was concluded on August 25, 2023, between:

(1)Private Company LGHSTRS Ltd., a company incorporated in accordance with the laws of the AIFC (BIN211140900363) and registered at the address: Republic of Kazakhstan, Astana, Dostyk Street, Building 5, n.p. 199, 205H9M1 (hereinafter referred to as “Party 1”), represented by Director Zhao Jingwei, acting on the basis of the charter, on the one hand, and

(2)Limited Liability Partnership “Pool4Miners”, a company established in accordance with the laws of the Republic of Kazakhstan (BIN 221240021097), and registered at the address: Republic of Kazakhstan, Ekibastuz, Accounting Quarter 54, Building 19 (hereinafter referred to as “Party 2”), represented by Director Imangaliev Nurtai Yesengazyuly, acting on the basis of the charter, on the other hand.

PREAMBLE

WHEREAS:

The Parties wish to document their joint relationship on the unification of the capacities of the hardware and software complex for digital mining of digital miners and the distribution of digital assets. as well as certain other aspects of the proposed strategic cooperation between the Parties on the terms and conditions set forth in this Agreement.

The Parties therefore agree as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

The following terms shall have the following meanings in this Agreement:

IAC means the AIFC International Arbitration Centre.

AIFC stands for Astana International Financial Centre.

IAC Arbitration and Mediation Rules means the IAC Arbitration and Mediation Rules approved by the IAC Chairman on 1 January 2018.

Parties means Party 1 and Party 2 jointly, and Party means any Party individually.

Digital assets mean property created in electronic digital form with the assignment of a digital code, including with the use of cryptography and computer calculations, registered and provided with immutability of information based on distributed data platform technology.

Server equipment is the equipment of Party 2, on which the capacities of the hardware and software complex for digital mining of digital miners and the distribution of digital assets obtained as a result of the miners’ activities are combined.

Mining equipment is the equipment of Party 1, on which digital operations aimed at maintaining the consensus of the blockchain are carried out.

PPS Calculation Method PPS (Pay Per Share) calculation method is used to calculate the amount of Digital Assets generated as a result of the Cooperation, where the amount of Digital Assets is calculated in accordance with the computing power received by the Server Equipment, proportional to the total computing power of the mining pool, regardless of the number of blocks actually found. This calculation method does not include the transaction validation reward.

PPLNS calculation method PPLNS (Pay Per Last N Shares) calculation method is used for calculation of the number of Digital Assets created as a result of the Cooperation activities, in terms of the reward for validating transactions in blocks actually found by the pool, where the number of Digital Assets is calculated according to the parameters of the blocks actually found by the mining pool.

An interim act shall mean a document drawn up by the Parties in an official standard form, confirming the scope of the Cooperation activities or the complete completion of the Cooperation activities in the reporting period in accordance with the provisions of this Agreement. An interim act shall be drawn up in electronic form, and, upon request of the Party, also in the original.

Cooperation means joint activities of the Parties on the basis of this Agreement.

1.2	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	a reference to a document implies a reference to the document with all appendices, amendments and additions and/or the adoption of such a document in a new edition;
(b)	a reference to an amendment means any alteration, addition. novation, extension or restatement, and a reference to amended shall be construed accordingly;
(c)	references to assets include any property, income or rights;
(d)	a reference to a clause or Appendix means a reference to a clause or Appendix of this Agreement;
(e)	a reference to a person means a sole proprietor and/or a legal entity;
(f)	including shall be construed as including without limitation, and includes and similar expressions shall be construed accordingly; and

(g)	words in the singular include the plural and vice versa.
2.	SUBJECT OF THE CONTRACT
2.1

For the purpose of joint mining of digital assets, Party 1 provides Party 2 with the processing capacity of its Mining equipment (Party 1’s contribution to the Cooperation), and Party 2 provides Party 1 with the ability to connect the Mining equipment to the Server equipment for mining Digital assets (Party 2’s contribution to the Cooperation). In this regard, the Parties will distribute the created Digital assets in accordance with the proportion under the terms of this Agreement.

2.2

For the avoidance of doubt, this Agreement does not allow one Party to act on behalf of the other. The Agreement does not provide for the transfer of rights to property belonging to it from one Party to the other, as well as any rights to joint use of property. The provisions of civil legislation on common shared ownership do not apply to the property of the Parties.

3.	CONDUCT OF COOPERATION BUSINESS
3.1	The management of the affairs of Cooperation under this Agreement and the management of joint activities shall be entrusted to Party 2.
3.2	If necessary, Party 2 has the right to request that Party 1 provide a power of attorney to conduct the affairs of the Cooperation. General expenses for joint activities shall be borne by Party 2.
4.	DISTRIBUTION OF DIGITAL ASSETS
4.1

Party 1 receives [97.25]% of the Digital Assets created as a result of activities under this Agreement in terms of the block reward and in terms of the reward for validating transactions in blocks actually found by the pool. Party 2 receives [2.75]% of the Digital Assets created as a result of activities under this Agreement in terms of the block reward and in terms of the reward for validating transactions in blocks actually found by the pool.

4.2	Distribution of digital assets under this Agreement will be carried out from 10:00 to 18:00 of the next day or the day after the next day, Astana, Republic of Kazakhstan time.
4.3

In accordance with paragraph 2 of Article 2 of the Civil Code of the Republic of Kazakhstan, Party 1 of its own free will and in its interests agrees that if an objection to the procedure for the distribution of digital assets is not filed with Party 2 within 3 (three) days from the date of distribution of digital assets (at the end of each working day), then Party 1 loses the right to file claims and objections to Party 2 regarding the procedure for the distribution of digital assets.

4.4

Party 2, no later than the [5th] day of each month following the reporting month, shall provide Party 1 with an Interim Act in the form (in accordance with Appendix 1) with an attached breakdown of the number of distributed digital assets (DDA) and the total value of DDA, taking into account the rate determined by the authorized state body in the reporting period.

Party 1 is obliged, within 3 (three) business days from the moment of receiving the Interim Act from Party 2, to send Party 2 the signed Interim Act, or to file objections with a full list of comments and necessary revisions.

In the event that Party 1 files objections to the Interim Act, the Parties shall draw up a bilateral act, which shall indicate all deficiencies and stipulate measures to eliminate them.

If, upon expiration of the declaration period, Party 1 does not file an objection, the Interim Act shall be deemed to have been accepted by Party 1.

4.5

Party 2 receives its share in the form of digital assets (BTC). For tax purposes, the current value of BTC is calculated in tenge equivalent, at the rate determined by the authorized state body in the reporting period.

4.6	Each Party shall pay taxes and other mandatory payments promptly and in full.
5.	RIGHTS AND RESPONSIBILITIES OF THE PARTIES
5.1	Party 1 has the right:
5.1.1.	receive a share in the amount established by this Agreement;
5.1.2.

receive assistance from Party 2 in resolving any deficiencies related to the transfer of the processing capacity of the Mining Equipment, as well as on any issues arising in connection with the activities of the Cooperation;

5.1.3.

to terminate the Agreement in the event of a material breach by Party 2 of the terms of the Agreement, without limiting other grounds provided for by the Agreement and applicable law. In this case, Party 1 is obliged to notify Party 2 in writing of the termination/termination of the agreement 30 (thirty) calendar days prior to the date of termination;

5.1.4.

in the course of the Cooperation, require Party 2 to provide any documents confirming the compliance of the Cooperation activities with the requirements of the current legislation of the Republic of Kazakhstan, as well as the terms of this Agreement. For the avoidance of doubt, Party 1 does not have the right to receive information on the financial and operational activities of Party 2, which Party 2 conducts not within the framework of the Cooperation;

5.1.5.

in the event of a temporary suspension of the activities of the Cooperation due to circumstances beyond the control of Party 1, Party 1 has the right to demand reimbursement of documented expenses incurred by Party 1 during the specified period;

5.1.6.

if during the activity of the Cooperation it becomes obvious that its activity is being conducted improperly, Party 1 has the right to set a reasonable period for eliminating the deficiencies and, if this requirement is not met within the appointed period, to terminate the Agreement;

5.1.7.

suspend the activities of the Cooperation if Party 1 receives notification from authorized organizations about a shortage of electric power in the region where the Mining Equipment is located and faces restrictions on the purchase of electric power through centralized trading. Party 1 must notify Party 2 of the suspension of the activities of the Cooperation within the day when Party 1 learned of the circumstances for the suspension. Party 1 suspends the activities of the Cooperation in accordance with this paragraph for the period necessary for the Mining Equipment to continue receiving electric power.

5.2	Party 1 is obliged to:
5.2.1.	provide all processing power of the Mining Equipment for connection to the Server Equipment;
5.2.2.	independently maintain the Mining Equipment in good working order and bear all costs for the maintenance and operation of the Mining Equipment;
5.2.3.

in the event of discovery of hidden deficiencies after each working day of the Cooperation, notify Party 2 thereof immediately, but no later than three days. Otherwise, such comments shall be considered withdrawn;

5.2.4.

within 3 (three) working days, notify Party 2 in writing of the termination of the license, the decision of the authorized body (licensor) to suspend or revoke the license, as well as any technical problems related to mining activities;

5.2.5.	link your accounts to an electronic wallet via the pool interface to receive payments after concluding this Agreement;
5.2.6.	provide the hashrate generated by the Mining Equipment in accordance with clause 5.3.3. of the Agreement.
5.3	Party 2. has the right:
5.3.1.	require provision of hashrate generated by Mining equipment;
5.3.2.

propose to Party 1 to change the distribution of shares of the Parties in the Cooperation in the event of an increase in the justified costs of the Cooperation, including, but not limited to, development of new software, deployment of new servers, registration of new domain names, general growth of costs and tariffs due to the market, etc. To change the distribution of shares in the Cooperation, Party 2 shall send Party 1 an electronic notification of the intention to change the distribution of shares and shall indicate the proposed new distribution of shares. If Party 2 does not receive consent from Party 1 to change the distribution of shares within 2 (two) business days from sending the electronic notification, Party 2 shall have the right to unilaterally terminate the Agreement. If Party 1 agrees to change the shares, the Parties shall have the right to enter into an additional agreement to the Agreement.

5.3.3.	If, during the course of the Cooperation, the volume of the hashrate of Party 1 accepted by Party 2 according to the data displayed in the personal account of Party 1 on the portal

www.btcpool.kz does not reach the average daily value of [82.88] PH/s within 15 (fifteen) business days after signing the Agreement or during any 3 (three) subsequent calendar days during the term of the Agreement, Party 2 has the right to terminate the Agreement unilaterally without any penalties, distributing digital assets in accordance with the size of the share, sending Party 1 shall receive an official letter to notify of termination or change the distribution of shares in accordance with clause 5.3.2 of the Agreement.

5.3.4.

unilaterally terminate the Agreement or suspend the activities of the Cooperation without any liability to Party 1 in the following cases: (a) Party 1 commits a breach of any of the terms of this Agreement; (b) Party 1 intends to transfer any of its rights or obligations under this Agreement without obtaining the prior written consent of Party 2; (c) an order is issued or a decision is made to liquidate Party 1 or circumstances arise that give the right to a court of competent jurisdiction to issue an order for the liquidation of Party 1; (d) an order is issued to appoint an administrator to manage the affairs, business and property of Party 1, or documents are filed with a court of competent jurisdiction for the appointment of an administrator.

5.3.5.

unilaterally suspend the activities of the Cooperation without any liability to Party 1 if the Server Equipment for any reason (except for circumstances arising through the fault of Party 2) loses the technical ability to combine the capacities of the hardware and software complex for digital mining of digital miners and the distribution of digital assets obtained as a result of the activities of miners, by sending Party 1 a notice of suspension of the activities of the Cooperation within 1 (one) hour after Party 2 discovers the loss of the technical capacity of the Server Equipment, indicating the time frame for restoring the operability of the Server Equipment.

5.4	Party 2 is obliged to:
5.4.1.	in the event of technical problems arising during the activities of the Cooperation, eliminate such technical problems within a reasonable time after their occurrence;
5.4.2.	send, within calendar days, to Party 1 instructions on the conditions for connecting to the Server Equipment;
5.4.3.	provide, upon written request of Party 1, consultative and technical support and provide information reports in connection with the execution of this Agreement;
5.5	The Parties are obliged to:
5.5.1.	in the case of exchange of electronic information data using open communication channels (e-mail, Internet, ftp, etc.), comply with information security requirements.
6.	LIABILITY OF THE PARTIES
6.1	For failure to perform or improper performance of obligations under this Agreement, the Parties shall bear liability as provided for by the legislation of the Republic of Kazakhstan.

6.2	Neither Party shall be liable to the counterparties of the other Party. The obligations of the Parties related to the Agreement are not joint and several.
6.3

The total aggregate liability of Party 2 under this Agreement is limited to the amount of actual damage to Party 1. Party 2 shall not be liable to Party 1 for loss of hashrate that occurred during the transfer of computing power. Distribution of Digital Assets occurs only in relation to the hashrate actually received.

7.	COMPENSATION FOR DAMAGES

Party 1 agrees not to take any action that is intended or could reasonably be expected to cause damage to Party 2 or its reputation or that could result in an undesirable or unfavourable public perception of Party 2. Such actions include disparaging remarks, comments or statements that call into question the character, honesty, integrity, morality, reputation or ability in connection with any aspect of Party 2’s activities. This paragraph shall not prohibit Party 1 from taking action to enforce this Agreement through legal proceedings.

8.	CONFIDENTIALITY
8.1

During the term of this Agreement and after its termination, each Party shall maintain confidentiality, protection and non-disclosure to third parties of all information provided under this Agreement. The Parties shall not have the right to disclose to anyone any information concerning confidential information that was transferred by the other Party or became known in connection with the execution of this Agreement, without the prior written permission of the other Party. The Parties acknowledge that disclosure of confidential information is permitted to auditors, as well as to other persons in cases expressly provided for by applicable law.

The Party shall notify the other Party in writing of the need to disclose confidential information in the cases provided for in this clause of this Agreement 5 (five) days prior to the transfer of information. The written notification shall contain an indication of the basis for disclosure of the information.

8.2

A Party that has received the appropriate permission to disclose any confidential information to third parties must first obtain from each such third party a written undertaking to comply with the requirements of non-disclosure of the confidential information transferred to it.

8.3

A Party shall not have the right to copy or retain with itself or third parties any materials on paper, electronic or any other medium received from the other Party in connection with the performance of any task. Upon termination of this Agreement, all information, plans, specifications, reports, forecasts, summaries and any information and materials that may have been collected by a Party in connection with the implementation of this Agreement will be returned to its owner or destroyed.

9.	REPRESENTATIONS AND WARRANTIES
9.1	Status

Party 2 is a legal entity established and operating in accordance with the legislation of the Republic of Kazakhstan and having the authority to own its assets and carry out its activities.

9.2	Reality

Party 2 has no outstanding obligations that could in any way prevent the Mining Pool from exercising its rights under this Agreement.

9.3	Conclusion of the Agreement

Party 2 has duly approved the conclusion of this Agreement. Party 2 has all rights and powers to sign this Agreement and to fulfill all obligations hereunder. Any permits, approvals and licenses required for the purposes of this Agreement have been duly and timely executed and/or obtained.

9.4	No Violations

The conclusion and execution of this Agreement: (a) does not contradict, and will not contradict in a material respect, the legislation of the Republic of Kazakhstan or the rules applicable to Party 2, as well as its constituent documents and any agreements that are binding for execution and (or) that relate to any of its assets.

9.5	Information

Any information provided in connection with this Agreement is true, accurate and complete.

9.6	Absence of procedural proceedings

Party 2 is not a party to any judicial, administrative or other proceedings that have or may in the future have a negative impact on the ability of Party 2 to properly perform its obligations under this Agreement, and, to the best of Party 2’s knowledge, there is no threat of any such proceedings for it.

9.7	Solvency

Party 2 is fully solvent and there are no decisions (or threats of such decisions) regarding its liquidation, bankruptcy, rehabilitation, reorganization or debt restructuring.

9.8	Each Party guarantees to the other Party that:
(a)	the conclusion and execution of this agreement is within the scope of incorporate powers and is duly formalized by all necessary corporate decisions, does not contradict or violate, will not contradict its constituent documents, as well as other internal documents, and will not violate them;

(b)	to the best of the Party’s knowledge, there are no legal proceedings pending against it that could materially affect its ability to perform its obligations under this agreement;
(c)	at the time of conclusion of the Agreement, neither Party violates its obligations under any agreement or contract that could affect its ability to fulfill any obligations under this Agreement.
10.	TERMINATION OF THE CONTRACT
10.1

Upon termination of the Agreement, property, knowledge, skills, etc. shall remain with the Party to which the relevant property, knowledge, skills, etc. belonged prior to the conclusion of the Agreement.

10.2

If within 15 (fifteen) business days from the date of conclusion of the Agreement or within any other 3 (three) consecutive calendar days the hashrate of Party 1 is zero, Party 2 has the right to terminate the Agreement unilaterally by notifying Party 1 of the termination of the Agreement by sending a notice of at least 2 (two) days.

11.	DISPUTE RESOLUTION PROCEDURE AND APPLICABLE LAW
11.1	All disputes and disagreements that may arise from this Agreement or in connection with it will, if possible, be resolved through meetings and negotiations between the Parties in a pre-trial manner.
11.2

Any dispute, controversy, or claim, whether contractual or non-contractual, arising out of or in connection with this Agreement, including its existence, validity, interpretation, performance, breach or termination, shall be referred to and finally resolved by arbitration administered by the IAC in accordance with the IAC Arbitration and Mediation Rules in effect on the date of filing of the Request for Arbitration with the IAC Registrar and forming an integral part of this Agreement.

11.3

The number of arbitrators shall be three. The place of arbitration shall be [AIFC]. The language of arbitration shall be Russian. This Agreement shall be governed by the laws of the Republic of Kazakhstan in all respects, including its interpretation, validity and execution.

11.4	The substantive law of the Republic of Kazakhstan shall apply to the relations of the Parties under this Agreement.
12.	NOTICES

for Party 1:

Address: [REDACTED]
Attention: [REDACTED]

for Party 2:

Address. [REDACTED]
Note: [REDACTED]

12.1	Any notice or other communication to be provided under this Agreement must be sent in Russian in writing and signed by the sending Party.
12.2

If any of the Parties changes its postal address and/or other details specified above, such Party is obliged to notify the other Party of such changes in writing. In the event of a change in any details, each Party is obliged to notify the other Party of this within the specified time frame, otherwise, all losses associated with untimely notification of the change in details will be attributed to the guilty Party.

13.	FORCE MAJEURE
13.1

A Party shall be released from liability for partial or complete failure to perform or improper performance of an obligation if this was a consequence of force majeure circumstances that arose after the conclusion of the Agreement as a result of extraordinary circumstances that the Party could not foresee or prevent.

13.2

Force majeure circumstances shall mean, without limitation: military actions, wars, mass riots, civil disobedience occurring at the place where the work is being performed; acts of state bodies; as well as other circumstances of an extraordinary and unavoidable nature that directly impede the proper performance of the Agreement.

13.3

Upon the occurrence of such circumstances, the Party experiencing their effect must notify the other Party of them in writing within five calendar days. The said notification must contain information on the onset and nature of the circumstances, as well as on the probable duration of their effects and the consequences in terms of the performance of the Agreement.

13.4

If the Party affected by force majeure circumstances fails to submit the documents required by law certifying the existence of these circumstances, then such Party shall lose the right to refer to such circumstances as a basis exempting it from liability for failure to perform or improper performance of obligations under the Agreement.

13.5

In cases of force majeure, the term for fulfillment of the obligations of the Party under the Agreement shall be extended in proportion to the time during which those circumstances and their consequences are in effect. If the force majeure circumstances that have occurred and their consequences continue to be in effect for more than thirty days, the Parties shall hold additional negotiations to determine acceptable alternative methods of fulfilling the Agreement or the obligations of the parties shall cease due to the impossibility of fulfillment (except for monetary obligations) from the moment the force majeure circumstances arise. If within the following 1 (one) month the Parties do not agree on the measures to be taken and/or the force majeure circumstances or their consequences do not cease, each of the Parties shall have the right to terminate the Agreement in the manner prescribed by the legislation of the Republic of Kazakhstan and this Agreement.

14.	OTHER PROVISIONS
14.1

This Agreement shall enter into force on the date of signing and shall remain in effect until July 1, 2024 (inclusive), and in terms of the distribution of digital assets and mutual settlements until the Parties have fully fulfilled their obligations.

14.2	This Agreement may be amended by written agreement of the Parties.
14.3

The text of the Agreement fully reflects the essence of the agreements of the Parties on the obligations and rights contained therein. All subsequent agreements are drawn up in writing and are an integral part of the Agreement.

15.	DETAILS

Side 1	Side 2

Private Company LGHSTRS Ltd.	Limited Liability Partnership “Pool4Miners”

Legal address: Republic of Kazakhstan, g. Astana, st. Dostyk, d. 5, n.p. 199, 205H9M1	Legal address: Republic of Kazakhstan, Ekibastuz city, registration Block 54, Building 19, 141200

[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]

signatures of the parties

Side 1	Side 2

Private Company LGHSTRS Ltd.	Limited Liability Partnership
“Pool4Miners”
(Seal affixed)	(Seal affixed)

Director: /s/ Zhao Jingwei	Director: /s/ Imangaliev N.E.

Appendix 1
to Cooperation Agreement No. 22 on the unification of capacities of the hardware and software complex for digital mining of digital miners and the distribution of digital assets obtained as a result of the activities of miners dated August 25, 2023

Form of the Interim Act

Date	Amount of BTC mined minus Party 2’s share	Amount of BTC transferred to Party 1	Wallet address for transferring Party 1 share	Transaction data on the blockchain

signatures of the parties

Side 1	Side 2

Private Company LGHSTRS Ltd.	Limited Liability Partnership
“Pool4Miners”
(Seal affixed)	(Seal affixed)

Director: /s/ Zhao Jingwei	Director: /s/ Imangaliev N.E.